Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

The World’s Most Comprehensive Private-to-Public Equity (PPE)™ Business Initiative COMPANY OVERVIEW

**Page 2** | GigCapital Company Overview

# Seeking Excellence

GigCapital Global is a serial SPAC issuer and the first Private-to-Public Equity (PPE)™ business and technology executive group dedicated to taking late-stage, high quality private TMT companies to the public market. GigCapital Global is a pioneer as it launched its first SPAC in 2017. Our "IPO-in-a-box" methodology provides an alternative to the lengthy traditional IPO process, and our Mentor-Investors™ foster growth to the unicorn stage and beyond.



## Technology SPACs Statistics Overview

*Strong SPAC Momentum with Limited Industry Overlap*

Because of its effectiveness in bringing companies public, the SPAC process has gained significant interest from the financial community as evidenced by the recent growth in the number of SPAC offerings. SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative path to liquidity, offering significant advantages such as shorter process duration, an ability to provide forward-looking financial projections, and immediate investment analyst attention.

- More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs
- 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021
- Trend in 2020 to have larger PIPEs including in excess of amount in the trust account
- Alternatives to PIPEs, such as convertible notes, used for funding of targets

### Amount Raised from SPACs Seeking Acquisitions


21%
1%
2%
6%
7%
4%
7%
2%
2%
16%
33%
TECHNOLOGY
$22,525
($MM)
CANNABIS $476
ENERGY $1,303
ESG $3,859
FC&R $4,818
FINANCIALS $3,025
HEALTHCARE $4,483
INDUSTRIALS $1,610
REAL ESTATE $1,280
TECHNOLOGY $22,525
DIVERSIFIED $10,665
NO TARGET $13,943

### SPAC Status by Year


2016
92%
8%
2017
85%
3%
3%
9%
2018
86%
12%
2%
2019
32%
39%
28%
2%
2020
3%
13%
85%
Completed
Announced
Seeking
Liquidated

**Sources:** SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020
SPAC Research Newsletter, Jan. 4, 2021

GigCapital Company Overview | **Page 3**

## Global Megatrends and Implications



The global megatrends, the macroeconomic and geostrategic forces that are shaping our collective future, include urbanization, environmental changes, digitalization, and globalization. Their implications are broad and deep. Business and enterprises must be keenly aware of them and be part of the solutions to address them, to not only be able to benefit from the tremendous opportunities, but also bestow benefits on the world that we are citizens of, in order to attain long term prosperity.



## Accelerating Urbanization Calls for Smart and Sustainable Infrastructure

Urban population is expected to increase from today's 53% to 70% by 2050. Based on United Nations data, overall growth of the world's population will add close to 2.5 billion people to urban areas by 2050[1]. The number of new mega-cities will increase rapidly, particularly in developing countries, requiring massive investments in smart and sustainable city infrastructures. These trends will be further emphasized and challenged by the ongoing demographic shift and new population age structure.

## Sustainability and Environment Underpin Long Term Growth



Climate change and consequent environmental and social impacts are some of the world's greatest concerns. The United Nations Sustainable Development Goals and the Paris Climate Agreement are driving the agenda and world's efforts toward a green economy and sustainable solutions[2]. Consumer sensitivity to sustainable-marketed products grew substantially in the last 5 years, representing today more than 50% of total Consumer Packaged Goods (CPG) market growth[3]. Capital allocation in funds embracing Environmental, Social and Governance principles reached record numbers in the last few years[4].



## Digitalization Driving Massive Value and Changing Business Models

Data has become enterprises' most valuable asset. Digital transformation, built on the cloud-based platforms and enabled with new technologies including AI, IoT, mobile and robotics, offer companies across all industries new opportunities to drive massive business transformations and new business models, with the scalability, flexibility, agility, dynamism heretofore infeasible. These transformations, in turn, are powering the movements to address the other megatrends.

## Globalization Demand Global Perspectives and Execution



The focus of the global growth has been shifting. Developing countries, particularly in Asia Pacific and Latin America, are starting to bring their economies to the forefront of interlinked global trade and investments flows. The emerging markets are not only transitioning to more consumption-oriented economies, but also starting to export capitals and innovations. Enterprises that are prepared and able to adapt and capitalize on the evolving global competitive landscape will be the winner of the 21st century.

Sources: (1) Report of the UN Economist Network for the UN 75th Anniversary- Sept. 2020
(2) UN Framework Convention on Climate Change-FCC/CP/2-15/L.9/Rev1
(3) New York University, Stern School of Business;
(4) Blackrock - Sustainability: The tectonic shift transforming investing, Feb.2020.

**Page 4** | GigCapital Company Overview

# GigCapital Mentor-Investor TMT PPE

*From Launch to Combination and Beyond*

GigCapital Global's Mentor-Investor with Private-to-Public Equity (PPE) is an expanded process designed for the industries with a technology focus, structured on the Special Purpose Acquisition Company (SPAC) vehicle, as regulated by the SEC. The entire process covers from the inception and the IPO of a SPAC, through searching for a business combination target, engaging with a prospective target with a Letter-of-Intent (LOI) and executing a Definitive Agreement (DA), closing the business combination, and mentoring the combined entity to execute as a successful public growth company.


PHASE 1
Inception
PHASE 2
Searching
PHASE 3
Engagement
PHASE 4
Closing
PHASE 5
Growth & Exit

## PHASE 1: Inception | 2-3 MONTHS

The Inception phase starts with forming the PPE™ execution team of TMT experts, entrepreneurs, and executive operators, and launching the Sponsorship LLC team comprised of TMT wealthy individuals, family offices, institutional investors, and investment bankers.

In addition to the SEC filings, a key activity is that of creating an IPO book with balanced fundamental equity and fixed income investors. Upon the declaration by the SEC of the S-1 being effective, the Inception phase completes with the IPO pricing and start of trading on the stock exchange.

## PHASE 2: Searching | 6-12 MONTHS

In this phase, the PPE™ execution team screens thousands of TMT companies around the world and across diversified verticals, meet with the entrepreneurial leadership teams and technology-oriented owners of financially viable and public-listing-ready companies.

Subjects including financing avenues, rollover with public currency, and strategic growth planning are key parts of the discussions with a potential target company's leadership and owners.

## PHASE 3: Engagement | 1-3 MONTHS

Upon mutual interest with the potential combination target company, a LOI is nominally executed in 2-4 weeks, followed by 4-6 weeks period to complete the due-diligence and execute a definitive and mutually binding Business Combination Agreement. GigCapital Global and its ecosystem of partners have consistently demonstrated expedient Engagement phase execution across many transactions.

## PHASE 4: Closing | 3-6 MONTHS

GigCapital Global's "IPO in a Box" process encompasses seasoned TMT investors, underwriters, research analysts, auditors, counsels, IR, PR and HR firms. The key gating factors are that of the completion of GAAP/PCAOB audit and the filing of an S-4 and becoming effective.

To successfully close the combination, the PPE™ execution team secures the necessary financing, including the backstopping lenders and TMT equity fundamental investors, as well as ensures the minimum listing conditions, including maintaining the market-cap, providing the required float through forward purchase agreements, and securing the minimum round-lot shareholders.

## PHASE 5: Growth & Exit | 2-5 YEARS

Post-combination, selected members of GigCapital Global participate actively at the newly public company's BOD and Strategic Advisory Board, providing continuous financing, strategy, governance/compliance, and M&A advisory/guidance for consolidation and growth.

GigCapital Company Overview | Page 5

# Data-Driven Target Identification & Efficient Engagements

## 1: Investment Criteria

- Seek leading growth categories in sectors enabled by technology with our deep domain expertise
- Identify the best available US private and overseas private or foreign listed companies in those sectors
- Seek entrepreneurial owners / leadership looking to leverage public market for growth, rather than liquidity as an exit

## 2: Superior Sourcing

- Leverage the GigCapital Global pipeline
- Management reference from previously announced deals, like Kaleyra, UpHealth or Lightning eMotors
- Strong international capabilities and global experience
- Focus on partners looking to move to the next level through public combination and roll-up, and not cash out

## 3: Demonstrated Execution

- Speed and certainty of execution is essential to attract quality partners
- Extensive M&A and public company experience, with exceptional personal contacts and respect in the community
- Proven operational track record and extensive capital market experience for the public market strategy

## 4: Post Combination

- Mentor-Investor™: identify, mentor, and recruit world-class talent and align incentives
- Participation in the BOD of public company (governance, law firm, auditor, etc.)
- Financing for SPAC overhang cleanup & growths
- M&A opportunity identification and geographic market expansion


PUBLIC DATA SOURCES
Targets & Contacts DB
~7:1
Outreach ~10:1
Qualification ~2-3:1
Engagement Tracking
Mutual Interests ~4:1
LOI
Due Diligence
DA
deSPAC
Revenue, Profitability, Comp Multiple, Ownership, etc.
Financials, Cap Table, Audit Status, Exit Expectations, etc.

GigCapital Global, with over three years of SPAC operation, has developed an infrastructure for capturing, screening, and identifying high quality candidate targets, and an efficient and supportive process to engage and track the targets of interest. This infrastructure supported screening of ~5000 targets in GigCapital2 and GigCapital3, while continually expanding a pipeline of high potential, mutually interested targets for future PPE platforms and M&A by the portfolio companies.

**Page 6** | GigCapital Company Overview

# A History of Success | CPaaS

## *Kaleyra Becomes a Leading Global CPaaS Company*

GigCapital1 fund of $145M executed a successful combination with Kaleyra on February 26, 2019. The profitable and rapidly growing CPaaS company, rivaling Twillio, Kaleyra listed on the New York Stock Exchange under the ticker symbol "KLR", on November 26, 2019. GigCapital team, was thrilled to partner with Kaleyra, our first transaction using the PPE™ platform methodology, where GigCapital brought its management's well-recognized and decades-long technology public-market operational and entrepreneurial expertise to enable the successful transition from late stage growth technology company to a US public-market traded entity.

GigCapital team joined forces with Kaleyra management, implementing its Mentor Investor™ methodology including BOD and Strategic Advisory Board active leadership with audit, governance and business and M&A strategy support. The excellent synergy between GigCapital and Kaleyra teams lead to the successful acquisition of mGage, creating one of the top-5 global CPaaS platform with positions in the US, LatAm and APAC.


mGage
Inception S-1
GigAcquisition
Executed LOI
with Kaleyra
Nov 2019 NYSE
MKT KLR
MKT Cap $190M
Secondary
Offering
$45M
Kaleyra to Complete Acquisition of mGage
MKT Cap $620M (before closing)
10/2017
12/2017
1/2019
2/2019
11/2019
5/2020
H1/2021
kaleyra
Dec 2017
NYSE GIG
$145M IPO
Executed SPA
with Kaleyra
GigCapital Mentor Investor
Active BOD, Strategic Advisory Board, M&A Advisory

GigCapital1 Case Study

## Kaleyra to Complete Acquisition of mGage

After one year of joint work between the GigCapital and Kaleyra management teams, as part of GigCapital Mentor Investor™ methodology, Kaleyra signed a definitive agreement to acquire mGage, a global mobile engagement provider. The acquisition will expand existing US customer base and R&D footprint, network operator connections, with highly realizable cost synergies and cross-selling opportunities. Such combination results in Pro Forma Revenue of $361M, 26.5% Gross Margin and an EBITDA of $45M.

mGage offers best of breed mobile engagement solution and Tier 1 connectivity, allowing enterprise clients to effectively engage with their customers through all mobile channels for a variety of use cases such as customer care, service alerts, multi[1]factor authentication and more. mGage is the perfect strategic fit, aligned with Kaleyra's commitment to the investors at the combination with GigCapital1.

### Pro Forma Combined Revenue by Geography (1)


APAC
18%
RoW
18%
Europe
33%
North America
31%

### Kaleyra + mGage Combination Highlights (2)


~23%
PF 2019A-2021E
Adj. EBITDA
CAGR
150+
Countries and
Territories
Served
44B
KLR + mGage
Message Volume
in 2019
3,800+
Global
Customers
~13%
2021E EBITDA
Margin
550+
Employees
Worldwide
~22%
PF 2019A-2021E
Revenue
CAGR

Sources: (1) (2) Kaleyra & mGage Combination - Investor presentation February 2021

GigCapital Company Overview | Page 7 A History of Success | Digital Health GigCapital2 to Combine with UpHealth and Cloudbreak to Create a 8QLÆ“HG DQG 3URÆ“WDEOH OREDO ‘LJLWDO +HDOWK &RPSDQ GigCapital2 PPE™ 63$& RI 0 H[HFXWHG D IDVW SDFHG EXVL- ate healthcare entrepreneurs of UpHealth and Cloudbreak, ness combination agreement with UpHealth and Cloudbreak for our second transaction using the PPE platform method-in Nov. 2020, with the plan of closing the combination in the ology, where GigCapital Global will bring its management’s VW KDOI RI &RPSULVLQJ D WRWDO RI VL[ SURÆ“WDEOH DQG UDS- well-recognized and decades-long expertise to enable the idly growing healthcare companies in digital and telehealth, successful transition of six late stage growth, complementary digital pharmacy, and behavioral health, the combined com- KHDOWKFDUH WHFKQRORJ FRPSDQLHV WR D XQLÆ“HG 86 SXEOLF PDU-pany UpHealth Holdings, Inc. will list on the New York Stock ket traded entity. Moving into the public arena will represent Exchange under the ticker symbol “UPH”. D PDMRU PLOHVWRQH WR ODXQFK WKH XQLÆ“HG 8S+HDOWK JOREDO HFR-system and fuel the next phase of explosive growth within the The GigCapital2 team was thrilled to partner with the passion- expanding Digital Health market. GigCapital2 ([HFXWHG %&$V ZLWK Inception $173M IPO, 8S+HDOWK &ORXGEUHDN GigCapital2 NYSE: GIX % (9 NYSE: UPH 2/2019 5/2019 6/2019 Target Search & Engagements 11/2020 Q1/2021 1H/2021 6(& &RQÆ“GHQWLDO 6 )LOLQJ ZLWK 6(& Review Complete, S-1 Open Filing GigCapital2 Case Study Enabling Healthier Communities Working with UpHealth Integrated Care Management $710B and Cloudbreak for Total annual Medicare spend on chronic diseases Successful Combination 6LPSOLÆ“HG digital front door, connecting evidence-based care, The entrepreneurial management teams that will make up ZRUNŴRZV DQG VHUYLFHV UpHealth (itself the intended combination of 5 companies; Global Telehealth Digital Pharmacy $61B $500B some of which have already occurred) and Cloudbreak con- Global in 2019 market U.S. Drug Market Prescription sistently delivered innovative technologies and services, JOREDO UHYHQXH JURZWK DQG SURÆ“WDELOLW DV LQGHSHQGHQW Transforming Behavioral Health $100B Care Delivery Additional Spend in 2020 U.S. Behavioral and 2021 caused Health FRPSDQLHV $V D XQLÆ“HG SXEOLF FRPSDQ 8S+HDOWK +ROGLQJV will have a strong capital structure and great latitude to ex- by COVID FHO DQG DFKLHYH LWV SURMHFWHG DFFHOHUDWHG Æ“QDQFLDO JURZWK E organic and strategic means. Members of GigCapital Glob- DOōV PDQDJHPHQW ZLOO MRLQ 8S+HDOWKōV %RDUG RI ‘LUHFWRUV DQG Strategic Advisory Board, as per our Mentor Investor charter, and continue to provide audit, governance, business support, and work closely with UpHealth’s management team to integrate complementary products/services and accelerate business growth.

**Page 8** | GigCapital Company Overview

# A History of Success | Reducing the Carbon Footprint

## *Lightning eMotors to Merge with GigCapital3 to Lead the Class 3-7 Urban Commercial Zero Emission Vehicles (ZEV) Market*

GigCapital3 PPE™ SPAC of $200M is thrilled to partner with Lightning eMotors, where GigCapital3 brings its management's well-recognized and decades-long technology public-market operational and entrepreneurial expertise to enable the successful transition of a high-growth EV company to a publicly traded entity.

Lightning eMotors has successfully built out a proprietary, cost-efficient, scalable modular architecture, which is protected by robust IP that is far ahead of its competition. As a public company, Lightning eMotors will have a strong capital structure to invest in capacity expansion and additional technology development, both organically and through acquisitions, to become an international ZEV industry leader.

The combination of Lightning eMotors and GigCapital3 will bring unique, attractive, and promising opportunities to all stockholders and stakeholders, while substantiating our commitment to support one of the highest impact megatrends of our lifetime: electrification of mobility solutions.


Inception GigCapital3
GigCapital3 $200M IPO, NYSE: GIK
Executed BCA with Lightning eMotors $800M EV
NYSE: ZEV
1/2020
2/2020
5/2020
Target Search & Engagements
12/2020
1H/2021
LIGHTNING eMOTORS
SEC S-1 Open Filing
S-4 Filing with SEC

GigCapital3 Case Study

## Innovative Financing for Lightning eMotors

Amidst the frenzied pace of EV companies going public in 2020, GigCapital Global leadership orchestrated a first-of-its-kind financing package to ensure successful deSPAC, providing Lightning eMotors with a strong capital structure to execute its growth plan following the planned closed of the business combination. Members of the GigCapital Global team will join the Lightning eMotors Board of Directors and Strategic Advisory Board, and work closely with Lightning eMotor's management team, to provide continued support and guidance on audit, governance, financing, M&A in accelerating its growth.


CLASS 3
CLASS 4
CLASS 5
CLASS 6
CLASS 7

### Lightning eMotors Company Highlights


Strategic Partnerships
Only Full-Range Manufacturer
10 Years R&D
Ahead of the Game
Modular Architecture
Scalable and IP Protected
2 Year Head Start in Customer Validation
120 Vehicles on the Road
1,500 Vehicles on Order
$67B TAM[1]
Across Multiple End Markets
$2.0B Projected Revenue in 2025
With Visibility to $1B Revenue Based on Current Contract Pipeline

GigCapital Company Overview | **Page 9**

# Looking to the Future

*GigCapital Global to Continue Launching and Driving PPE Funds*


mGage
GigCapital
$145M IPO
NYSE: GIG
12/2017
Signed definitive SPA with Kaleyra
2/2019
Nov, 2019 Closed Combination with Kaleyra
NYSE: KLR
11/2019
Secondary Offering $45M
5/2020
Kaleyra to Complete Acquisition of mGage
MKT Cap $620M
(before closing)
1H/2021
kaleyra
GigCapital2
$175M IPO
NYSE: GIX
6/2019
Signed BCAs with UpHealth & Cloudbreak
11/2020
1H/2021
Combinations will close with UpHealth/Cloudbreak
NYSE: UPH
GigCapital3
$200M IPO
NYSE: GIK
5/2020
Signed BCA with Lightning eMotors
12/2020
1H/2021
Combination will close with Lightning eMotors
NYSE: ZEV
LIGHTNING eMOTORS
GigCapital4
$360M IPO
NASDAQ: GIG
2/2021
2017
2018
2019
2020
2021

The rich, existing pipeline from three years of GigCapital Global search, in particular the actionable large funnel from GigCapital2 and GigCapital3 searches, anchors the inception of additional PPE funds. GigCapital Global's team will remain focused on TMT and ESG sectors, embracing today's Digital Transformation and Sustainable Development Goals, to shape a better society and healthier environment.

## Our Proven Leadership Team

The GigCapital Global team is a very experienced group of entrepreneurs and executives comprising former CEOs, senior- level corporate finance and SEC accounting executives, technical experts and industry renowned and respected thought-leaders that bring expertise and insights across all aspects of company management.



**Dr. Avi Katz**
Founding Managing Partner GigCapital Global
CEO, GigCapital3
Executive Chairman, GigCapital2, 3



**Dr. Raluca Dinu**
Founding Managing Partner GigCapital Global
CEO, President, GigCapital2
BOD Member, GigCapital2, 3



**Neil Miotto**
Partner, GigCapital Global
BOD Member, GigCapital2, 3



**Brad Weightman**
VP and Chief Financial Officer,
GigCapital2, 3



**Peter Wang**
Chief Technical Advisor SW, GigCapital Global
BOD Member, GigCapital3



**Andrea Betti-Berutto**
Chief Technical Advisor HW, GigCapital Global
BOD Member, GigCapital3

Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that DUH QRW VWDWHPHQWV RI KLVWRULFDO IDFW PD EH GHHPHG WR EH IRUZDUG ORRNLQJ VWDWHPHQWV ,Q DGGLWLRQ DQ VWDWHPHQWV WKDW UHIHU WR SURMHFWLRQV IRUHFDVWV RU RWKHU FKDUDFWHUL]DWLRQV RI IXWXUH events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” ŏPLJKW Ő ŏSODQ Ő ŏSRVVLEOH Ő ŏSRWHQWLDO Ő ŏSUHGLFW Ő ŏSURMHFW Ő ŏVKRXOG Ő ŏZRXOGŐ DQG VLPLODU H[SUHVVLRQV PD LGHQWLI IRUZDUG ORRNLQJ VWDWHPHQWV EXW WKH DEVHQFH RI WKHVH ZRUGV GRHV QRW mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in UHWDLQLQJ RU UHFUXLWLQJ RU FKDQJHV UHTXLUHG LQ RXU RIÆ“FHUV NH HPSOR HHV RU GLUHFWRUV IROORZLQJ LQLWLDO EXVLQHVV FRPELQDWLRQV RXU H[HFXWLYH RIÆ“FHUV DQG GLUHFWRUV DOORFDWLQJ WKHLU WLPH WR RWKHU EXVLQHVVHV DQG SRWHQWLDOO KDYLQJ FRQŴLFWV RI LQWHUHVW ZLWK RXU EXVLQHVV RU LQ DSSURYLQJ LQLWLDO EXVLQHVV FRPELQDWLRQV DV D UHVXOW RI ZKLFK WKH ZRXOG WKHQ UHFHLYH H[SHQVH UHLPEXUVH-PHQWV RXU SRRO RI SURVSHFWLYH WDUJHW EXVLQHVVHV LQFOXGLQJ WKHLU LQGXVWU DQG JHRJUDSKLF ORFDWLRQ DQG WKH DELOLW RI RXU H[HFXWLYH RIÆ“FHUV DQG GLUHFWRUV WR JHQHUDWH D QXPEHU RI SRWHQWLDO investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from WKRVH SURMHFWHG LQ WKHVH IRUZDUG ORRNLQJ VWDWHPHQWV :H XQGHUWDNH QR REOLJDWLRQ WR XSGDWH RU UHYLVH DQ IRUZDUG ORRNLQJ VWDWHPHQWV ZKHWKHU DV D UHVXOW RI QHZ LQIRUPDWLRQ IXWXUH HYHQWV or otherwise, except as may be required under applicable securities laws. ŏ3ULYDWH WR 3XEOLF (TXLW 33( Ő DQG ŏ0HQWRU ,QYHVWRUŐ DUH WUDGHPDUNV RI LJ)RXQGHUV //& XVHG SXUVXDQW WR DJUHHPHQW Contact Us HEADQUARTERS (PEDUFDGHUR 5RDG 6XLWH 3DOR $OWR &$ P: E: info@gigcapitalglobal.com www.gigcapitalglobal.com www.gigcapital2.com www.gigcapital3.com www.gigcapital4.com ©2021 GigCapital, Inc.

Additional Information and Where to Find It

GigCapital2 filed a registration statement on Form S-4 (File No. 333-252824), which includes a prospectus with respect to UpHealth’s and Cloudbreak’s securities to be issued in connection with the business combinations and a proxy statement with respect to GigCapital2’s stockholder meeting to vote on the business combination (as amended, the “GigCapital2 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). UpHealth, Cloudbreak and GigCapital2 urge investors and other interested persons to read the GigCapital2 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital2 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl2 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction